UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[✓]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2013
Or
[X]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ____ to ____

Commission file number 000-09424

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Merchants and Farmers Bank Profit and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RENASANT CORPORATION
209 Troy Street
Tupelo, MS 38804-4827

MERCHANTS & FARMERS BANK
PROFIT AND SAVINGS PLAN

EIN 64-0202960 PN 002

Explanatory Note

Pursuant to that certain Agreement and Plan of Merger, as amended (the “Merger Agreement”), by and among the Renasant Corporation (the “Company”), Renasant Bank, First M&F Corporation (“First M&F”) and Merchants and Farmers Bank (“M&F Bank”), effective as of September 1, 2013, First M&F and M&F Bank merged with and into the Company and Renasant Bank, respectively, and the separate existence of First M&F and M&F Bank ceased (the “Merger”).  In connection with the Merger, the Company assumed the Merchants and Farmers Bank Profit and Savings Plan (the “Plan”), which Plan permitted voluntary investment and reinvestment in $5.00 par value per share common stock issued by First M&F Corporation (“M&F Stock”).

Under the terms of the Merger Agreement, M&F Stock was converted into the Company’s $5.00 par value per share common stock (“Common Stock”), in accordance with the exchange ratio specified therein.  An aggregate of 223,997 shares of Common Stock was registered on Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4 filed on September 5, 2013 to effect such conversion.  An additional 60,000 shares of Common Stock, available for investment and reinvestment under the Plan during periods after the Merger, was registered on Form S-8 filed on September 5, 2013.

The Plan was amended on September 1, 2013, to provide for its assumption and the conversion of share.  The Plan was terminated, effective immediately before the Merger, and the distribution of all benefits and accounts thereunder substantially completed on or about June 30, 2014.

Merchants and Farmers Bank Profit Savings Plan
Form 11-K
For the Year Ended December 31, 2013
CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4i ‑ Schedule of Assets (Held at End of Year)	18

Schedule H, Line 4j ‑ Schedule of Reportable Transactions	19

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
Merchants and Farmers Bank Profit and Savings Plan
Tupelo, Mississippi

We have audited the accompanying statements of net assets available for benefits of the Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Merchants and Farmers Bank Profit and Savings Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 1 to the financial statements, the Plan was terminated effective September 1, 2013. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting, from the accrual basis used in presenting the 2012 financial statements to the liquidation basis using in presenting the 2013 financial statements.

BKD, LLP

Jackson, Mississippi
June 30, 2014

Federal Employer Identification Number: 44-0160260

Merchants and Farmers Bank
Profit and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012

Assets

Investments, at Fair Value
First M&F Corporation common stock, 382,943 shares	$—	$2,672,905
Renasant Corporation common stock, 178,009 shares	5,600,160	—
Mutual Funds	15,469,296	13,124,288
Investment contract with insurance company	4,046,033	2,097,179
	25,115,489	17,894,372

Receivables
Employer's contributions	—	75,120
Participants' contributions	—	200
Notes receivable from participants	289,162	292,993
	289,162	368,313

Net Assets Available for Benefit, at Fair Value	25,404,651	18,262,685
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	—	110,378

	$25,404,651	$18,373,063

See Notes to Financial Statements.

Merchants and Farmers Bank
Profit and Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

	2013	2012

Investment Income
Net appreciation in fair value of investments	$7,006,290	$2,689,783
Interest	64,300	43,472
Dividends	229,381	222,191
Net investment income	7,299,971	2,955,446

Interest Income on Notes Receivable from Participants	9,976	7,567

Contributions
Employer	671,090	734,598
Participants	820,033	1,189,143
Rollovers	273,346	575,579
Total Contributions	1,764,469	2,499,320

Other Income	15,369	—

Total additions	9,089,785	5,462,333

Deductions
Benefits paid directly to participants	2,049,778	1,197,676
Administrative expenses	8,419	5,600

Total deductions	2,058,197	1,203,276

Net Increase	7,031,588	4,259,057

Net Assets Available for Benefits, Beginning of Year	18,373,063	14,114,006

Net Assets Available for Benefits, End of Year	$25,404,651	$18,373,063

See Notes to Financial Statements.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 1: Description of the Plan

The following description of Merchants and Farmers Bank Profit and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan document is available from the Plan Administrator.
General
The Plan is a defined contribution plan that covered all full-time employees of Merchants and Farmers Bank and its affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bank was the administrator and trustee of the Plan. See Plan Termination below for a discussion of the determination of Plan termination during 2013. The Plan’s record keeping and custodial functions are performed by Principal Financial Group.
Plan Termination
On September 1, 2013, First M&F Corporation and Merchants and Farmers Bank were merged with and into Renasant Corporation (the Company) and Renasant Bank, respectively, with the Company becoming the Sponsor of the Plan. Immediately prior to the merger, the Plan was terminated and the Plan accounts of all participants and beneficiaries were vested. The Internal Revenue Service has issued a favorable determination letter with respect to the Plan’s termination and, as of June 30, 2014, substantially all Plan benefits were distributed.
Contributions
Contributions to the Plan ceased as of September 1, 2013, on account of the Plan’s termination. For periods prior to that date, participants could voluntarily defer compensation, subject to Internal Revenue Service limits, and Merchants and Farmers Bank made discretionary contributions. For any plan year in which the Merchants and Farmers Bank made matching contributions, such contributions were made at a rate of 60% of participant contributions (for participants with less than three years of service) and 75% of participant contributions (for participants with more than three years of service), subject to a 6% contribution limit per participant. Discretionary employer contributions, including matching contributions, amounted to $75,000 for 2013 and 2012. Forfeitures of $22,157 and $25,049 were used to reduce 2013 and 2012 employer contributions, respectively. Forfeited nonvested accounts at December 31, 2013 and 2012 totaled $65,590 and $20,819 respectively.
Participant Investment Account Options
Investment account options available included various funds. Each participant had the option of directing salary deferral contributions and employer matching into any of the separate investment accounts and could change the allocation daily.
Discretionary employer contributions were invested at the election of the Plan.
Participant Investment Options
Investment account options available included various funds.  Each participant had the option of directing salary deferral contributions and employer matching into any of the separate investment accounts and could change the allocation daily.
Discretionary employer contributions were invested at the election of the Plan.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Participant Accounts
Each participant’s account was credited with the participant’s contributions and matching contributions. Other amounts contributed by Merchants and Farmers Bank were allocated as a percentage of each participant’s annual earnings. Investment earnings on participant directed accounts were allocated based on each participant’s account earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participants vested account.
Vesting
Participants were immediately vested in their voluntary contributions plus earnings thereon. For matching and discretionary employer contributions a participant was fully vested after three years of credited service, upon normal retirement, total disability or death. The nonvested balance was forfeited upon termination of service. Forfeitures were used to reduce Bank contributions. All accounts were fully vested as of December 31, 2013. Participants became fully vested on September 1, 2013, upon the determination of Plan termination.
Payment of Benefits
Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account, periodic installments for a period not to exceed ten years or a combination thereof. At December 31, 2013 and 2012, plan assets include $25,404,651 and $2,878,639, respectively, allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid. All net assets available for benefit at December 31, 2013, are considered to be allocated to accounts of terminated or retired participants due to the determination of Plan termination as described above. Total vested benefits related to these participants amounted to $25,339,061 and $2,868,357 at December 31, 2013 and 2012, respectively.
Participant Loans
Loans were made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan was $500. The maximum amount of a participant’s loan was determined by the available loan balance restricted to the lesser of $50,000, or 50% of the participant’s vested account balance. All loans were covered by demand notes and were repayable over a period not to exceed five years (except for loans for certain allowable purposes) through payroll withholdings unless the participant is paying the loans in full. Interest on the loans was based on local prevailing rates as determined by the Plan Administrator.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

Due to the decision to terminate the Plan during 2013, the financial statements for 2013 have been prepared using the liquidation basis of accounting. The 2012 financial statements were prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts, as well as the adjustment of the investment contract from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Quoted market prices, if available, are used to value investments. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end. The fair value of the Plan’s guaranteed investment contract with Principal Life Insurance Company (Principal) is determined by estimating the value of costs to be incurred for early termination of the contract.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Investment Contract with Insurance Company
In 2004, the Plan entered into a fully benefit-responsive investment contract with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate guaranteed to the Plan.
As described in the basis of accounting disclosure, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events can limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of any such value event will result in the inability of the Plan to transact at contract value with participants.
The guaranteed investment contract does not permit Principal to terminate the agreement prior to the scheduled maturity date.

	2013	2012
Average yield	2.05%	2.36%
Crediting interest rate at December 31	2.25%	2.35%
Fair value	$4,046,033	$2,097,179
Contract value	4,046,033	2,207,557

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Notes Receivable from Participants
Notes receivable from participants are reported at unpaid principal balance plus accrued but unpaid interest. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past-due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.
All interest accrued but not collected for loans placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Plan Tax Status
The Plan obtained its latest determination letter on August 6, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and, therefore, not subject to tax. The Plan received a favorable determination letter in connection with its termination dated April 14, 2014, including a favorable determination for Plan amendments made since the August 2, 2003, letter.
With few exceptions, the Plan is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2010.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Administrative Expenses
Administrative expenses may be paid by the Bank or the Plan, at the Bank’s discretion.

Note 3: Investments

Except for its investment contract with an insurance company, the Plan's investments are held by a third-party administrator and custodian. The Plan's investments, including investments bought, sold and held during the years ended December 31, 2013 and 2012, appreciated in fair value as follows:

	2013
	Net Appreciation in Fair Value During Year	Fair Value at End of Year

First M&F Corporation common stock	$3,469,381	$—
Renasant Corporation common stock	1,210,075	5,600,160
Mutual funds	2,326,834	15,469,296
Investment contract with insurance company	—	4,046,033

	$7,006,290	$25,115,489

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

	2012
	Net Appreciation in Fair Value During Year	Fair Value at End of Year

First M&F Corporation common stock	$1,297,487	$2,672,905
Mutual funds	1,392,296	13,124,288
Investment contract with insurance company	—	2,097,179

	$2,689,783	$17,894,372

The following amounts are the nonparticipant-directed investments, included in the table below:

	Fair Value at the End of Year
	2013	2012

First M&F Corporation common stock	$—	$1,331,013
Renasant Corporation common stock	3,168,015	—

	$3,168,015	$1,331,013

The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits were as follows:

	2013	2012

First M&F Corporation common stock	$—	$2,672,905
Renasant Corporation common stock	5,600,160
Principal Investors LifeTime 2010 Fund	1,753,817	1,895,312
Principal Investors LifeTime 2020 Fund	2,425,054	2,093,116
Principal Investors LifeTime 2030 Fund	2,268,774	1,946,738
Principal Investors LifeTime 2040 Fund	1,763,792	1,550,483
Principal Life Insurance Company Guaranteed Investment Contract	4,046,033	2,097,179

Interest and dividends realized on the Plan's investments for the years ended December 31, 2013 and 2012 was $293,681 and $265,663, respectively.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 4: Net Assets by Participant and Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the participant and nonparticipant-directed investments is as follows:

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

	2013
	Nonparticipant-Directed Employer Profit Sharing Fund	Participant-Directed Funds	Total
Additions
Investment income
Net appreciation in fair value of investments	$2,410,001	$4,596,289	$7,006,290
Interest	—	64,300	64,300
Dividends	22,686	206,695	229,381

Net investment income	2,432,687	4,867,284	7,299,971

Interest Income on Notes Receivable from Participants	—	9,976	9,976

Contributions
Employer	—	671,090	671,090
Participants	—	820,033	820,033
Rollovers	—	273,346	273,346

Total Contributions	—	1,764,469	1,764,469

Other Income	1,961	13,408	15,369

Total additions	2,434,648	6,655,137	9,089,785

Benefits paid to participants	264,050	1,785,728	2,049,778
Administrative expenses	1,815	6,604	8,419

Net increase	2,168,783	4,862,805	7,031,588

Net assets available for benefits, beginning of year	1,331,013	17,042,050	18,373,063

Net assets available for benefits, end of year	$3,499,796	$21,904,855	$25,404,651

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

	2012
	Nonparticipant-Directed Employer Profit Sharing Fund	Participant-Directed Funds	Total
Additions
Investment income
Net appreciation in fair value of investments	$805,549	$1,884,234	$2,689,783
Interest	—	43,472	43,472
Dividends	7,761	214,430	222,191

Net investment income	813,310	2,142,136	2,955,446

Interest Income on Notes Receivable from Participants	—	7,567	7,567

Contributions
Employer	75,000	659,598	734,598
Participants	—	1,189,143	1,189,143
Rollovers	—	575,579	575,579

Total Contributions	75,000	2,424,320	2,499,320

Total additions	888,310	4,574,023	5,462,333

Benefits paid to participants	92,442	1,105,234	1,197,676
Administrative expenses	4,163	1,437	5,600

Net increase	791,705	3,467,352	4,259,057

Net assets available for benefits, beginning of year	539,308	13,574,698	14,114,006

Net assets available for benefits, end of year	$1,331,013	$17,042,050	$18,373,063

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 5: Party-in-interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons.

The following is a summary of party-in-interest investments at December 31, 2013 and 2012:

	2013	2012

First M&F Corporation common stock	$—	$2,672,905
Renasant Corporation common stock	5,600,160	—

Affiliates of Principal Financial Group
Guaranteed investment contract-Principal Life Insurance Company, at fair value	4,046,033	2,097,179
Mutual funds managed by Princor Financial Services Corporation	13,668,335	11,862,321

The Plan invests in certain funds of the Plan Custodian. Individually nonmaterial expenses paid to parties-in-interest aggregated $8,419 for 2013 and $5,600 for 2012.

Note 6: Fair Value of Plan Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:
Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Recurring Measurements

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2013 and 2012:

	2013
	Fair Value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Common stock	$5,600,160	$5,600,160	$—	$—
Mutual funds
Balanced funds	9,661,975	9,661,975	—	—
Fixed income fund	901,759	901,759	—	—
Equity fund	4,905,562	4,905,562	—	—
Investment contract with insurance company	4,046,033	—	—	4,046,033

	2012
	Fair Value	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Common stock	$2,672,905	$2,672,905	$—	$—
Mutual funds
Balanced funds	8,639,644	8,639,644	—	—
Fixed income fund	1,109,098	1,109,098	—	—
Equity fund	3,375,546	3,375,546	—	—
Investment contract with insurance company	2,097,179	—	—	2,097,179

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2013. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include First M&F Corporation common stock and mutual funds. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market- based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. The Plan has no Level 2 investments. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. An investment contract with an insurance company is included in Level 3 investments. Investment contracts held by a defined contribution plan are required to be reported at fair value, with an adjustment to contract value in the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participants withdrawals and administrative expenses. See the table below for inputs and valuation techniques used for Level 3 securities

Level 3 Reconciliation
The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Investment Contract with Insurance Company

Balance January 1, 2012	$1,438,282

Total realized and unrealized gains and losses included in net increase in net assets
available for benefits	43,472

Purchases	1,047,365
Settlements	(431,940)

Balance December 31, 2012	$2,097,179

Total realized and unrealized gains and losses included in net increase in net assets
available for benefits	64,299

Purchases	2,087,450
Settlements	(202,895)

Balance December 31, 2013	$4,046,033

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring Level 3 fair value measurements.

	Fair Value at 12/31/2013	Valuation Technique	Unobservable Inputs	Range (Weighted Avg)

Investment contract - Insurance company	$4,046,033	Discounted Cash Flow	Contractual Interest rate	2.05%

Sensitivity of Significant Unobservable Inputs

The following is a discussion of the sensitivity of significant unobservable inputs, the interrelationships between those inputs and other unobservable inputs used in recurring fair value measurement and of how those inputs might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement.
Investment Contract with Insurance Company
The significant unobservable input used in the fair value measurement of the Plan's investment contract with an insurance company is the interest rate of the investment contract. Changes in the contractual interest rate would result in a significant change in fair value to the extent the change deviates from changes in market interest rates. Generally, an increase (decrease) in the difference between the contractual interest rate and the market interest rate is accompanied by a directionally opposed change in the fair value.

Note 7: Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, to Form 5500:

	2013	2012

Net assets available for benefits per the financial statements	$25,404,651	$18,373,063
Adjustment for employer receivables not recorded on Form 5500	—	(75,000)
Adjustment for dividend receivables not recorded on Form 5500	—	—

Net assets available for benefits per Form 5500	$25,404,651	$18,298,063

Merchants and Farmers Bank
Profit and Savings Plan
Notes to Financial Statements
December 31, 2013 and 2012

The statement of changes in net assets available for benefits included in the Plan's Form 5500 filing also excludes the impact of dividends receivable. The following is a reconciliation of dividends per the financial statements for the year ended December 31, to Form 5500:

2013

Dividends per the financial statements	$229,381
Adjustment for dividend receivables not recorded on Form 5500	—

Dividends per Form 5500	$229,381

2012

Dividends per the financial statements	222,191
Adjustment for dividend receivables not recorded on Form 5500	2,897

Dividends per Form 5500	$225,088

Note 8: Significant Estimates and Concentrations

Current Economic Conditions

The current protracted economic decline continues to present employee benefit plans with difficult circumstances and challenges, which, in some cases, have resulted in large and unanticipated declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.
Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Note 9: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Merchants and Farmers Bank
Profit and Savings Plan
EIN 64-0202960 PN 002
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
December 31, 2013

(a)	(b) Description of Investment	(c) Units or Par Value	(d) Cost	(e) Current Value

	Equity securities
*	Renasant Corporation common stock	178,009	$4,389,902	$5,600,160

	Mutual funds
	Princor Financial Services Corporation
*	Principal Investors Bond & Mortgage Securities Fund	31,042	N/A	329,981
*	Principal Investors S&P 400 Index Fund	10,180	N/A	193,933
*	Principal Investors S&P 500 Index Fund	8,459	N/A	109,884
*	Principal Investors S&P 600 Index Fund	14,337	N/A	359,430
*	Principal Investors LifeTime Strategic Fund	51,847	N/A	598,795
*	Principal Investors LifeTime 2010 Fund	134,805	N/A	1,753,817
*	Principal Investors LifeTime 2020 Fund	171,868	N/A	2,425,054
*	Principal Investors LifeTime 2030 Fund	157,554	N/A	2,268,774
*	Principal Investors LifeTime 2040 Fund	119,336	N/A	1,763,792
*	Principal Investors LifeTime 2050 Fund	59,396	N/A	851,742
*	Principal Investors Partners LargeCap Blend Fund	36,697	N/A	377,611
*	Principal Investors Partners LargeCap Growth Fund	55,325	N/A	667,769
*	Principal Investors Partners LargeCap Value Fund	4,423	N/A	65,901
*	Principal Investors Partners MidCap Value Fund	34,195	N/A	509,162
*	Principal Investors Real Estate Fund	21,954	N/A	381,117
*	Principal Investors Partners LargeCap Growth II Fund	39,187	N/A	371,493
*	Principal Investors Partners MidCap Growth III Fund	12,782	N/A	151,850
*	Principal Investors Partners SmallCap Growth II Fund	21,018	N/A	246,962
*	Principal Investors Partners SmallCap Value Fund	6,481	N/A	86,715
*	Principal Investors Partners International Fund	11,664	N/A	154,552

	The American Funds
	American Funds New Perspective R3 Fund	16,718	N/A	556,501
	American Funds Fundamental Investors R3 Fund	15,081	N/A	867,161

	Oppenheimer Developing Markets Fund	5,095	N/A	186,638

	Prudential High Yield A Fund	33,274	N/A	190,661

	Total mutual funds			15,469,295

	Principal Life Insurance Company
*	Guaranteed Investment Contract - 2.35%	243,705	N/A	4,046,033

*	Note receivable from Participants, payable semi-monthly	2014-2018	N/A	289,162
		3.25%
				$25,404,650

* - Denotes party-in-interest
N/A - Cost information has been omitted for participant-directed investments.

Merchants and Farmers Bank
Profit and Savings Plan
EIN 64-0202960 PN 002
Schedule H, Line 4j, Schedule of Reportable Transactions
December 31, 2013

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)

* First M&F Corporation	Purchases	$91,629	$—	$—	$—	$91,629	$91,629	$—
	Sales	—	3,164,805	—	—	3,164,805	3,164,805	—

* Renasant Corporation	Purchases	$2,844,887	$—	$—	$—	$2,844,887	$2,844,887	$—
	Sales	—	271,292	—	—	271,292	271,292	—

*Denotes party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

Merchants and Farmers
Profit and Savings Plan

Date:	June 30, 2014	by:	/s/ Hollis Ray Smith
Hollis Ray Smith
Executive Vice President and
Human Resources Director